

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03017793

NO ACT
P.E 1-22-03
1-3034

April 1, 2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	4/1/2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald R. Armstrong
910 Fifteenth Street, No. 754
Denver, CO 80202-2984

CR

JONES DAY

77 WEST WACKER

CHICAGO, ILLINOIS 60601-1692

TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585


RECD S.E.C.
JAN 2 3 2003
1086

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Discussion of Reasons for Omission

Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) of the Securities Exchange Act of 1934 provides that an issuer may exclude a shareholder proposal from its proxy materials if the proposal or supporting statement violates any of the SEC proxy rules, including Rule 14a-9 prohibiting materially false or misleading statements in proxy soliciting materials. The Company believes that Mr. Armstrong's supporting statement to the Proposal is false and misleading. The Company believes that this Proposal and supporting statement "will require detailed and extensive editing in order to bring [it] into compliance with the proxy rules" and accordingly the Company recommends that the Staff "find it appropriate for [the Company] to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001).

Proponent has made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponent's Statements:** *"The Proponent believes that the annual election of <u>all</u> directors will cause greater accountability which will lead to better performance."; "Boastful statements about NRG have been deflated into the realities of significant losses, a diminished market price for our shares, and a reduced dividend. Please recall that the $7,600,000 bonus given a former chairman was for his deeds in establishing NRG and putting together a merger."*

This series of statements suggests that the board has in some way neglected its duties. This is a false and misleading statement. Board members have skillfully managed the affairs of the Company in a decimated energy trading market shaken by sinking wholesale prices and investor confidence. The statement implies that the Board has responded to the "realities of significant losses" with "boastful statements." It is unclear from Proponent's statements, however, what these allegedly boastful statements are. The truth is that inaction and neglect have not characterized the Board's management of the Company; indeed, inaction is acceptable to the Company only when an affirmative decision is exercised to refrain from acting. In other words, contrary to the Proponent's statement, the Board members are active decision makers with respect to the business of the Company. Indeed, the Board is held to a vigorous standard of accountability by performance of its fiduciary duties and legal obligations under Minnesota law. Finally, the Proponent implies that having a staggered board precludes accountability and performance, or even that the current Board is unaccountable because it is not elected annually. None of these presumptions are correct.

2. **Proponent's Statement:** *"The Attorney General of Minnesota has asked that our chairman be terminated."*

The statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information; that is, a context to the Attorney General's illconsidered remarks. In particular, the Attorney General's erroneous facts and implications undermine the Proposal's supporting statement. For example, the Attorney General referred to the Company's intention to infuse an additional $600 million into the Company's subsidiary, NRG Energy Inc. The amount that the Company could invest in NRG was limited at that time by the Public Utilities Holding Company Act to $400 million. Furthermore, the Attorney General's reasons were supported by a letter from an employee that stated that the Company owns two corporate jets for the benefit of its officers; the truth is the Company leases these jets, and they are used for proper business purposes. The Attorney General attempted to leverage the Enron scandal, asserting that the Company and its NRG Energy affiliate are pursing an "Enron Strategy." Unlike Enron, NRG Energy bought, built and operates power plants. NRG Energy owns and manages assets, Enron engaged exclusively in trading. The Attorney General's statements were unfortunate, and continue to have ramifications in a context as far fetched as Mr. Armstrong's proposal to de-stagger the board. Simply put, the Company is carefully - and responsibly - managing its costs; any assertion to the contrary is vehemently denied.

3. **Proponent's Statement:** *"A director of XCEL who also serves as a director of QWEST has failed its shareholders' expectations."*

The Proponent maligns one of the Company's directors by implying without support that he is not challenged, responsible or motivated. Language suggesting improper or illegal conduct is generally objectionable under note b to Rule 14a-9 which states that material may be misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also American Broadcasting Cos., Inc.* (available Mar. 21, 1984); *Standard Oil Co. of Cal. (Lindquist)* (available Feb. 10, 1981); *Popular Bancshares Corp.* (available Mar. 9, 1981); *Unit Corp.* (available December 7, 1989); and *USX Corporation* (available February 1, 1990)(reference to directors as "nincompoops" violates Rule 14a-9).

4. **Proponent' Statement:** *"Many successful utilities have one year terms for their directors and XCEL should be no exception."*

The Company takes issue with the contention that its performance has been poor relative to other utilities. The Proponent neglects to mention any financial statistics or comparisons by respected accounting firms that somehow place the Company outside the circle of "successful utilities."

5. **Proponent's Statement:** *"These actions increased shareholders' voting rights by 300% -- and, at no cost to the shareholders."; "The proponent believes the current system produces only a façade of continuity which should be displaced; and, accountability and performance be substituted as the basis for re-election of our board of directors."*

Proponent urges that de-staggering the board will increase shareholders' voting rights by 300%. This statement implies a mathematical certainty that is curious. Shareholders will still have one vote for each share. Furthermore, the Proponent's statement that there will be "no cost to the shareholders" should the Proposal be implemented is unwarranted. Staggered boards may actually boost shareholder value by forcing bidders to make attractive offers in order to woo their target. The Proponent completely disregards credible commentary that supports the view that staggered boards enhance value by forcing hostile bidders to pay higher prices for their targets.

Conclusion

For the foregoing reasons, the Company believes that the Proposal and its supporting statement are both false and misleading, painting the Company in an inaccurate and materially misleading manner, and therefore intends to omit the Proposal and the supporting statement on this basis. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponent.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,



Robert J. Joseph

cc: Gerald R. Armstrong

EXHIBIT A

910 Fifteenth Street, No. 754
Denver, Colorado 80202-2984
November 7, 2002



Ms. Cathy J. Hart, Secretary
XCEL ENERGY, INC.
800 Nicolet Mall, 30th Floor
Minneapolis, Minnesota 55402

Dear Ms. Hart

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC., at the coming annual meeting in 2003, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 912 shares are registered in my own name, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 910 Fifteenth Street, No. 754; Denver, Colorado 80202-2984; 303:355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on managment's form of proxy.

I believe that all of the statements in the supporting statement are true, correct, and accurate and ask that should you disagree with me on the accuracy of any statement, we jointly workout a statement which will reflect accuracy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Certified Mail No. 7001 2510 0004 2127 2530

RESOLUTION

That the shareholders of XCEL ENERGY, INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of previously elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation. Currently, XCEL ENERGY'S board is divided into three classes with each class serving staggered three-year terms and shareholders may only vote on one-third of the Directors each year.

ACCOUNTABILITY AND PERFORMANCE of our Directors are significant issues before the shareholders of XCEL ENERGY.

The proponent believes that the annual election of all directors will cause greater accountability which will lead to better performance.

Boastful statements about NRG have been deflated into the realities of significant losses, a diminished market price for our shares, and a reduced dividend. Please recall that the $7,600,000 bonus given a former chairman was for his deeds in establishing NRG and putting together a merger.

The Attorney General of Minnesota has asked that our chairman be terminated. A director of XCEL who also serves as a director of QWEST has failed its shareholders' expectations.

Northern States Power and New Century Energies had one-year terms for their directors before the merger. Many successful utilities have one-year terms for their directors and XCEL should be no exception. Many XCEL directors are serving one-year terms on other boards as well.

THE HOME DEPOT stated in its 2000 proxy statement supporting replacing three-year terms with one-year terms for its directors:

> "We believe that it is in the best interest of....Stockholders to eliminate the classified Board so that stockholders elect all directors annually. The amendment....will allow stockholders to review and express their opinions on the performance of all directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

These actions increased shareholders' voting rights by 300%--and, at no cost to the shareholders.

The proponent believes the current system produces only a facade of continuity which should be displaced; and, accountability and performance be substituted as the basis for re-election to our board of directors.

If you agree, please vote FOR this proposal. Your shares will be automatically voted "against" it if your proxy is unmarked.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal requests that the board take the necessary steps to elect the entire board of directors annually.

We are unable to concur in your view that Xcel may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the sentence that begins "Boastful statements about NRG . . ." and ends ". . . and a reduced dividend";
- delete the sentence that begins "A director of Xcel . . ." and ends ". . . failed its shareholders' expectations"; and
- provide a citation to a specific source for the sentence that begins "These actions increased shareholders' voting rights . . ." and ends ". . . cost to the shareholder."

Accordingly, unless the proponent provides Xcel with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Xcel omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Alex Shukhman
Attorney-Advisor